Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169535

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 4 DATED NOVEMBER 14, 2012
TO THE PROSPECTUS DATED AUGUST 23, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 23, 2012, Supplement No. 1, dated September 4, 2012, Supplement No. 2, dated October 1, 2012, and Supplement No. 3 dated November 1, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	updates to our risk factor disclosure;
(3)	an update to our real property investments;
(4)	selected financial data as of September 30, 2012;
(5)	an update to our historical NAV per share;
(6)	the renewal of our Advisory Agreement;
(7)	an update to the compensation, fees and reimbursements payable to our advisor and its affiliates as of September 30, 2012;
(8)	updates to our prior performance summary;
(9)	updates to our distribution policy and distributions disclosure;
(10)	an update to our share redemptions as of September 30, 2012;
(11)
a “Management’s Discussion and Analysis of Financial Condition and Results of Operation” section substantially the same as that which was included in our Quarterly Report on Form 10-Q filed November 9, 2012; and

(12)
our condensed consolidated unaudited financial statements for the quarterly period ended September 30, 2012 and the notes thereto, substantially the same as that which was included in our Quarterly Report on Form 10-Q, filed on November 9, 2012.

Status of Our Public Offering
The registration statement for our initial public offering of $4,000,000,000 in shares of our common stock was declared effective by the Securities and Exchange Commission on December 6, 2011. Of this amount, we are offering $3,500,000,000 in shares in a primary offering and have reserved and are offering $500,000,000 in shares pursuant to our distribution reinvestment plan. As of November 9, 2012, we had accepted investors’ subscriptions for, and issued, approximately 788,727 shares of common stock in the offering for gross proceeds of $11.9 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of November 9, 2012; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Update to Risk Factor Disclosure
The following information supplements, and should be read in conjunction with, the second risk factor on page 33 of the section of the prospectus captioned “Risk Factors — Risks Related to an Investment in Cole Real Estate Income Strategy (Daily NAV), Inc.”:
During the nine months ended September 30, 2012, and cumulative since inception as of that date, we have paid $414,000 in distributions, of which $255,000, or 62%, was paid from net cash provided by operating activities and $159,000, or 38%, was paid using borrowings from our Credit Facility. The payment of distributions from sources other than cash provided by operating activities may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds, and may cause subsequent investors to experience dilution. This may negatively impact the value of your investment.

Update to Real Property Investments
The following information supersedes and replaces the applicable lease term renewal option disclosure in the table on page 85 of the section of our prospectus captioned “Investment Objectives, Strategy and Policies — Real Property Investments”:
The lease for the Walgreens property located in Reidsville, NC continues for 50 years following the end of the non-cancellable portion of the lease term, provided that the tenant has the right to terminate the lease as of the last day of any month during such 50-year period upon 12 months’ prior notice.
Selected Financial Data
The following data supplements and should be read in conjunction with, the section of our prospectus captioned “Selected Financial Data” on page 88 of the prospectus:
The following data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. In addition, the following data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the nine months ended September 30, 2012 included in this prospectus supplement.
The selected financial data presented below has been derived from our condensed consolidated unaudited interim financial statements as of and for the nine months ended September 30, 2012 and our audited financial statements as of and for the year ended December 31, 2011, and the period ended December 31, 2010, respectively.

	As of and for the nine months ended	Year Ended	For the period from July 27, 2010 to
	September 30, 2012	December 31, 2011	December 31, 2010
Balance Sheet Data:
Total investment in real estate assets, net	$31,348,568	$31,745,130	$—
Cash and cash equivalents	$549,976	$1,134,899	$200,000
Total assets	$32,906,914	$33,429,084	$200,000
Line of credit	$21,440,300	$21,440,300	$—
Due to affiliates	$229,493	$1,085,314	$—
Acquired below market lease intangibles, net	$914,611	$951,395	$—
Total liabilities	$22,932,602	$23,761,555	$—
Total stockholders’ equity	$9,221,085	$9,667,529	$200,000
Operating Data:
Total revenue	$1,987,590	$155,274	$—
General and administrative expenses	$610,520	$62,087	$—
Property operating expenses	$145,776	$6,981	$—
Advisory expenses	$133,370	$6,033	$—
Acquisition related expenses	$1,318	$416,572	$—
Depreciation and amortization	$478,146	$26,473	$—
Operating income (loss)	$618,460	$(362,872)	$—
Interest expense	$612,385	$54,024	$—
Net income (loss)	$6,075	$(416,896)	$—
Cash Flow Data:
Cash flows provided by (used in) operating activities	$255,274	$(69,287)	$—
Cash flows used in investing activities	$(1,164,297)	$(29,913,525)	$—
Cash flows provided by financing activities	$324,100	$30,917,711	$200,000
Per Common Share Data:
Net income (loss) - basic and diluted	$0.01	$(7.29)	$—
Distributions declared	$0.62	$0.05	$—
Weighted average shares outstanding - basic and diluted	691,011	57,169	13,334

Update to historical NAV per share
The following data supplements, and should be read in conjunction with, the section of our prospectus captioned “Valuation Policies — Calculation of Our NAV Per Share — Historical NAV per share” beginning on page 96 of the prospectus:
The following table provides our NAV per share as of the end of each calendar quarter following the break of escrow:

Date	NAV Per Share
12/31/2011	$14.99
3/31/2012	$15.00
6/30/2012	$15.75
9/30/2012	$15.82
Renewal of the Advisory Agreement
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management - The Advisory Agreement” beginning on page 111 of the prospectus:
Our board of directors has approved the renewal of our advisory agreement with Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC for a period from November 30, 2012 through November 30, 2013, and the agreement may be renewed for an unlimited number of successive one-year periods thereafter.
Update to the compensation, fees and reimbursements payable to our advisor and its affiliates as of September 30, 2012
The following data supplements and should be read in conjunction with, the section of our prospectus captioned “Compensation” beginning on page 117 of the prospectus:
The following table summarizes the compensation, fees and reimbursements paid or payable to our advisor and its affiliates related to the organization and offering stage during the following periods:

	For the three months ended
	September 30, 2012		June 30, 2012	March 31, 2012	December 31, 2011
Organization and Offering:
Dealer-manager fee	$15,518	(1)	$—	$—	$3,687
Dealer-manager fee reallowed by Cole Capital	$—		$—	$—	$—
Organization and offering expense reimbursement (1)	$4,984		$602	$18	$75,000

(1) These amounts remain payable to our advisor as of September 30, 2012 and have been included in due to affiliates on the condensed consolidated unaudited balance sheet.
Cole Capital waived its right to receive its dealer-manager fee for the six months ended June 30, 2012; accordingly, no such amounts were recorded during the six months ended June 30, 2012.
As of September 30, 2012, our advisor or its affiliates had paid organization and offering costs of $6.9 million, related to legal and accounting services, marketing, promotional and printing costs incurred both before and after our offering was declared effective by the SEC. Of this amount, $6.8 million was not included in our financial statements because such costs were not a liability to us as they exceeded 0.75% of gross proceeds from our offering. This amount may become payable to our advisor as we continue to raise proceeds in the Offering.

The following table summarizes any compensation, fees and reimbursements paid or payable to our advisor and its affiliates related to the operational stage during the following periods:

	For the three months ended
	September 30, 2012		June 30, 2012	March 31, 2012	December 31, 2011
Operational:
Acquisition expense reimbursement	$—		$—	$—	$—
Advisory fee	$25,412	(1)	$—	$—	$6,033
Operating expense reimbursement	$—		$—	$—	$—
Performance fee (2)	$46,614		$61,344	$—	$—

(1) These amounts remain payable to our advisor as of September 30, 2012 and have been included in due to affiliates on the condensed consolidated unaudited balance sheet.
(2) As of September 30, 2012, the Company had accrued performance fees of $107,958 which may be payable to our advisor based on our annual total return to stockholders.
Our advisor waived its right to receive operational expense reimbursements for the nine months ended September 30, 2012; accordingly, no such amounts were recorded during the nine months ended September 30, 2012.
Updates to our Prior Performance Summary
The following information supersedes and replaces the section in our prospectus captioned “Prior Performance Summary — Liquidity Track Record — Prior Private Programs” on page 140 of the prospectus:
Of the 63 prior private programs sponsored by Cole Real Estate Investments discussed above, 35 of them disclosed a targeted date or time frame for liquidation in their private placement memorandum. Of the 35 programs that made such disclosure, five programs liquidated by the date or within the time frame set forth in their private placement memorandum. With respect to the remaining 30 programs that made such disclosure, the targeted date or time frame for liquidation has not yet occurred, and those programs were still in operation as of December 31, 2011.
The following information supersedes and replaces the fourth paragraph of the section in our prospectus captioned “Prior Performance Summary - Adverse Business and Other Developments - Distributions and Redemptions” on page 142 of the prospectus:
As of December 31, 2011, Cole Credit Property Trust II has paid approximately $536.0 million in cumulative distributions since inception. These distributions were funded by net cash provided by operating activities of approximately $484.6 million, net proceeds in excess of our investment from our sale of marketable securities of approximately $21.5 million, offering proceeds of approximately $9.7 million, distributions received in excess of income from our unconsolidated joint venture and cash received from mortgage notes receivable and real estate assets under direct financing leases of $13.6 million, net proceeds in excess of our investment from our sale of an unconsolidated joint venture of $2.0 million and net borrowings of approximately $4.6 million. As of December 31, 2011, Cole Credit Property Trust II had expensed approximately $9.7 million in cumulative real estate acquisition expenses, which reduced operating cash flows. Cole Credit Property Trust II treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.
Updates to our Distribution Policy and Distributions Disclosure
The following information supplements, and should be read in conjunction with, the section in our prospectus captioned “Description of Capital Stock — Distributions” beginning on page 148 of the prospectus:
As of September 30, 2012, cumulative since inception, we have declared $463,675 of distributions and we have paid $414,860, of which $413,681 was paid in cash and $1,179 was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. For the year ended December 31, 2011, we declared $36,888 of distributions, none of which were paid until 2012. Our net loss was $410,821 as of September 30, 2012, cumulative since inception, and $416,896 for the year ended December 31, 2011. For the nine months ended September 30, 2012, we had net income of $6,075. The following table presents distributions and source of distributions for the periods indicated below:

	Cumulative Paid		Nine Months Ended
	Since Inception		September 30, 2012
	Amount	Percent	Amount	Percent
Distributions paid in cash	$413,681	99.7%	$413,681	99.7%
Distributions reinvested	1,179	0.3%	1,179	0.3%
Total distributions	$414,860	100%	$414,860	100%

Sources of distributions:
Net cash provided by operating activities	$255,274	61.5%	$255,274	61.5%
Borrowings from credit facility	159,586	38.5%	159,586	38.5%
Total sources	$414,860	100%	$414,860	100%
Share Redemptions
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Share Purchases and Redemptions — Redemption Plan” beginning on page 190 of the prospectus:
As of September 30, 2012, we have not received any requests for redemption and we had not redeemed any shares of our common stock.

The prospectus is hereby supplemented with the following “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is substantially the same as that which was included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012. Unless otherwise defined in this supplement, capitalized terms are defined in such Quarterly Report.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated unaudited financial statements, the notes thereto and the other unaudited financial data included elsewhere in this prospectus supplement. The following discussion should also be read in conjunction with our audited consolidated financial statements and the notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2011. The terms “we,” “us,” “our” and the “Company” refer to Cole Real Estate Income Strategy (Daily NAV), Inc. and unless otherwise defined herein, capitalized terms used herein shall have the same meanings as set forth in our condensed consolidated unaudited financial statements and the notes thereto.
Forward-Looking Statements
Certain statements contained in this prospectus supplement of Cole Real Estate Income Strategy (Daily NAV), Inc., other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable by law. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words.
Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate and securities markets specifically;

•
the effect of financial leverage, including changes in interest rates, availability of credit, loss of flexibility due to negative and affirmative covenants, refinancing risk at maturity and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to raise a substantial amount of capital in the near term;

•
our ability to access sources of liquidity when we have the need to fund redemptions of common stock in excess of the proceeds from the sales of shares of our common stock in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our ability to effectively deploy the proceeds raised in our public offering;

•	legislative or regulatory changes (including changes to the laws governing the taxation of REITs); and

•	changes to GAAP.
Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution readers not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date this prospectus supplement is filed with the SEC. We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this prospectus supplement. Additionally, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. The forward-looking statements should be read in light of the risk factors identified in “Item 1A – Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2011.

Overview
We were formed on July 27, 2010, to acquire and operate a diversified portfolio of (1) necessity retail, office and industrial properties that are anchored by creditworthy tenants under long-term net leases, and are strategically located throughout the United States and U.S. protectorates, (2) notes receivable secured by commercial real estate, including the origination of loans, and (3) cash, cash equivalents, other short-term investments and traded real estate securities. We commenced our principal operations on December 7, 2011, when we issued the initial $10,000,000 in shares of our common stock in the Offering and acquired our first real estate property. We have no paid employees and are externally advised and managed by Cole Advisors, our advisor. We intend to elect to qualify as a REIT for federal income tax purposes beginning with the year ending December 31, 2012.
Our operating results and cash flows are primarily influenced by rental income from our commercial properties and interest expense on our property indebtedness. Rental and other property income accounted for 97% and 95% of our total revenue for the three and nine months ended September 30, 2012, respectively. As 100% of our rentable square feet was under lease as of September 30, 2012, with a weighted average remaining lease term of 16.2 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. Our advisor regularly monitors the creditworthiness of our tenants by reviewing the tenant’s financial results, credit rating agency reports (if any) on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment, and other information for changes and possible trends. If our advisor identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant’s credit risk by evaluating the possible sale of the property, or identifying a possible replacement tenant should the current tenant fail to perform on the lease.
As of September 30, 2012, the debt leverage ratio of our consolidated real estate assets, which is the ratio of debt to total gross real estate and related assets, net of gross intangible lease liabilities, was 69%, and all of our debt was subject to variable interest rates. Should we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any current variable rate debt, refinancings, or new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions by entering into purchase agreements and loan commitments simultaneously, or through loan assumption, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties, or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with future property acquisitions or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing for future acquisitions or refinancing, our results of operations may be adversely affected.
Recent Market Conditions
Beginning in late 2007, domestic and international financial markets experienced significant disruptions that were brought about in large part by challenges in the world-wide banking system. These disruptions severely impacted the availability of credit and contributed to rising costs associated with obtaining credit. Since 2010, the volume of mortgage lending for commercial real estate has been increasing and lending terms have improved and they continue to improve; however, such lending activity continues to be significantly less than previous levels. Although lending market conditions have improved, certain factors continue to negatively affect the lending environment, including the sovereign credit issues of certain countries in the European Union. We may experience stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance any debt at maturity. For properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We expect to manage the current mortgage lending environment by considering alternative lending sources, including the securitization of debt, utilizing fixed rate loans, short-term variable rate loans, assuming existing mortgage loans in connection with property acquisitions, or entering into interest rate lock or swap agreements, or any combination of the foregoing.
The economic downturn led to high unemployment rates and a decline in consumer spending. These economic trends have adversely impacted the real estate markets by causing higher tenant vacancies, declining rental rates and declining property values. In 2011 and through September 30, 2012, the economy improved and continues to show signs of recovery. Additionally, the real estate markets have experienced an improvement in property values, occupancy and rental rates; however, in many markets property values, occupancy and rental rates continue to be below those previously experienced before the economic downturn. As of September 30, 2012, 100% of our rentable square feet was under lease. However, if the recent improvements in economic conditions do not continue, we may experience vacancies or be required to reduce rental rates on occupied space. If we do experience vacancies, Cole Advisors will actively seek to lease our vacant space, however, such space may be leased at lower rental rates and for shorter lease terms than our current leases provide.

Results of Operations
On December 7, 2011, we commenced our principal operations and as of September 30, 2012, we owned eight single-tenant, freestanding commercial properties and one multi-tenant retail center, of which 100% of the gross rentable square feet was under lease. Because we did not commence principal operations until December 7, 2011, comparative financial information is not presented for the three and nine months ended September 30, 2011.
Three Months Ended September 30, 2012
Revenue for the three months ended September 30, 2012 totaled $660,000. Our revenue consisted primarily of rental and other property income from net leased commercial properties, which accounted for 97% of our total revenue. We also paid certain operating expenses subject to reimbursement by our tenants, which resulted in $20,000 in tenant reimbursement income during the three months ended September 30, 2012.
General and administrative expenses for the three months ended September 30, 2012 totaled $215,000, primarily related to fees paid to our independent directors, fees for unused amounts under our Credit Facility, property insurance, legal fees and accounting fees. For the three months ended September 30, 2012, property operating expenses were $44,000, primarily related to property taxes, property insurance, repairs and maintenance. In addition, advisory expenses were $72,000 related to advisory and performance fees recorded for the three months ended September 30, 2012. Depreciation and amortization expenses were $160,000 during the three months ended September 30, 2012.
Our acquisitions during the year ended December 31, 2011 were financed with proceeds from our Offering and $21.4 million in borrowings from our Credit Facility. During the three months ended September 30, 2012, we incurred interest expense of $204,000, which included $44,000 in amortization of deferred financing costs. Our debt financing costs in future periods will vary based on our level of future borrowings, which will depend on the level of investor proceeds raised, the cost and availability of borrowings, and the opportunity to acquire real estate assets in accordance with our investment strategy.
Nine Months Ended September 30, 2012
Revenue for the nine months ended September 30, 2012 totaled $2.0 million. Our revenue consisted primarily of rental and other property income from net leased commercial properties, which accounted for 95% of our total revenue. We also paid certain operating expenses subject to reimbursement by our tenants, which resulted in $108,000 in tenant reimbursement income during the nine months ended September 30, 2012.
General and administrative expenses for the nine months ended September 30, 2012 totaled $611,000, primarily related to fees paid to our independent directors, fees for unused amounts under our Credit Facility, property insurance, legal fees and accounting fees. For the nine months ended September 30, 2012, property operating expenses were $146,000, primarily related to property taxes, property insurance, repairs and maintenance. In addition, advisory expenses were $133,000 related to advisory and performance fees recorded for the nine months ended September 30, 2012. Depreciation and amortization expenses were $478,000 during the nine months ended September 30, 2012.
Our acquisitions during the year ended December 31, 2011 were financed with proceeds from our Offering and $21.4 million in borrowings from our Credit Facility. During the nine months ended September 30, 2012, we incurred interest expense of $612,000, which included $132,000 in amortization of deferred financing costs. Our debt financing costs in future periods will vary based on our level of future borrowings, which will depend on the level of investor proceeds raised, the cost and availability of borrowings, and the opportunity to acquire real estate assets in accordance with our investment strategy.
Distributions
Our board of directors authorized a daily distribution of $0.002254099 per share and $0.002383836 per share for stockholders of record as of the close of business on each day of the period commencing on January 1, 2012 and ending on September 30, 2012 and the period commencing on October 1, 2012 and ending on December 31, 2012, respectively. During the nine months ended September 30, 2012, we paid distributions of $415,000, including $1,000 through the issuance of shares pursuant to our DRIP. Our distributions for the nine months ended September 30, 2012 were funded by net cash provided by operating activities of $255,000, or 61%, and borrowings from our Credit Facility of $160,000, or 39%.

Liquidity and Capital Resources
General
Our principal demands for funds will be for real estate and real estate related investments, for the payment of acquisition related expenses, operating expenses, distributions and redemptions to stockholders and principal and interest on any current and any future indebtedness. Generally, cash needs for items other than acquisitions and acquisition related expenses will be generated from operations of our current and future investments. We expect to meet cash needs for acquisitions from the net proceeds of our Offering and from debt financings. The sources of our operating cash flows will primarily be driven by the rental income received from current and future leased properties. We expect to continue to raise capital through our Offering and to utilize such funds and future proceeds from secured or unsecured financing to complete future property acquisitions.
Short-term Liquidity and Capital Resources
On a short-term basis, our principal demands for funds will be for operating expenses, distributions and interest and principal on current and any future indebtedness. We expect to meet our short-term liquidity requirements through net cash provided by property operations and proceeds from the Offering, as well as secured or unsecured borrowings from banks and other lenders to finance our expected future acquisitions.
We expect our operating cash flows to increase as additional properties are added to our portfolio. In accordance with the terms of our Credit Facility, as amended, the maximum amount available for borrowing will decrease from 70% of the aggregate value allocated to each qualified property comprising the borrowing base to 65% on January 8, 2013. Assuming there is no change to the number or value of our borrowing base assets, we will be required to repay a total of $1.5 million on our Credit Facility, as amended, within the next 12 months. Subsequent to September 30, 2012, we repaid $1.0 million of the amounts outstanding on our Credit Facility. We expect to repay the remaining amount using available cash, net cash flows provided by operations, proceeds from the Offering and potential additional financings and refinancings. After we have acquired a substantial portfolio, we intend to further reduce our aggregate borrowings as a percentage of our real estate assets.
Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for property and other asset acquisitions and the payment of tenant improvements, operating expenses, including debt service payments on any outstanding indebtedness, and distributions and redemptions to our stockholders. We expect to meet our long-term liquidity requirements through proceeds from the sale of our common stock, secured or unsecured financings from banks and other lenders, any available capacity on our Credit Facility by the addition of properties to the borrowing base, proceeds from the sale of marketable securities and net cash flows provided by operations.
We expect that substantially all cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions are paid; however, we may use other sources to fund distributions as necessary. To the extent that cash flows from operations are lower due to lower than expected returns on the properties or we elect to retain cash flows from operations to make additional real estate investments or reduce our outstanding debt, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offering or debt financings will be used to fund acquisitions, for certain capital expenditures, for repayments of outstanding debt, or for any distributions to stockholders in excess of cash flows from operations. We expect to fund redemptions of shares with proceeds from the Offering, borrowings from our Credit Facility or proceeds from the sale of marketable securities.
As of September 30, 2012, we had received and accepted subscriptions for approximately 714,279 shares of common stock for gross proceeds of $10.7 million. As of September 30, 2012, CHC, owner of 93.5% of our common stock, is not permitted to redeem any of its shares until we have raised $100,000,000 in the Offering. As of September 30, 2012, approximately 47,612 shares were eligible for redemption; however, we had not received any redemption requests or redeemed any shares of our common stock.
As of September 30, 2012, we had $21.4 million of debt outstanding on our Credit Facility and no additional availability based on the current borrowing base assets. See Note 6 to our condensed consolidated unaudited financial statements in this prospectus supplement for certain terms of the Credit Facility. Based on an analysis and review of our results of operations and financial condition, as of September 30, 2012, we believe we were in compliance with the covenants of the Credit Facility. Our contractual obligations as of September 30, 2012 were as follows:

	Payments due by period (1)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Principal payments - line of credit	$21,440,300	$1,531,450	$19,908,850	$—	$—
Interest payments - line of credit (2)	1,320,948	609,649	711,299	—	—
Total	$22,761,248	$2,141,099	$20,620,149	$—	$—
_______________

(1)	The table above does not include amounts due to our advisor or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

(2)	Payment obligations for the amount outstanding under the Credit Facility were calculated based on an interest rate of 2.95% in effect as of September 30, 2012.
Our charter prohibits us from incurring debt that would cause our borrowings to exceed 75% of our gross assets, valued at the aggregate cost (before depreciation and other non-cash reserves), unless approved by a majority of our independent directors and disclosed to our stockholders in our next quarterly report. Our board of directors has adopted a policy to further limit our borrowings to 60% of the greater of cost (before depreciation or other non-cash reserves) or fair market value of our gross assets, unless the excess borrowing is approved by a majority of our independent directors and disclosed to our stockholders in the next quarterly report. As of September 30, 2012, our ratio of debt to total gross real estate assets net of gross intangible lease liabilities exceeded the 60% limitation, which was approved by our independent directors. The independent directors believed such borrowing levels were justified for the following reasons:

•	the borrowings enabled us to purchase our initial properties and earn rental income more quickly;

•
the property acquisitions were likely to increase the proceeds from the Offering by allowing us to show potential investors actual acquisitions, thereby improving our ability to meet our goal of acquiring a diversified portfolio of properties to generate current income for investors and preserve investor capital; and

•	based on expected equity sales at the time and certain terms in the Credit Facility, the higher leverage was likely to exceed the 60% limitation only for a limited period of time.
Cash Flow Analysis
Operating Activities. Net cash provided by operating activities was $255,000 for the nine months ended September 30, 2012, primarily due to net income before non-cash adjustments for depreciation, amortization of intangibles and amortization of deferred financing costs of $586,000. This property operating income was partially offset by changes in our working capital balances. See “— Results of Operations” for a more complete discussion of the factors impacting our operating performance.
Investing Activities. Net cash used in investing activities was $1.2 million for the nine months ended September 30, 2012, resulting from the reimbursement of $905,000 of property escrow deposits paid by Cole Advisors on our behalf and the acquisition of $208,000 of marketable securities. In addition, we paid $52,000 in additional capital expenditures, leasing commissions and lease related costs resulting from the lease-up of vacant space at our multi-tenant property.
Financing Activities. Net cash provided by financing activities was $324,000 for the nine months ended September 30, 2012, resulting from proceeds from the issuance of common stock of $746,000, which was partially offset by distributions paid to our investors of $414,000 and deferred financing costs paid of $8,000.
Election as a REIT
From the date of our formation and until the day following the date on which we issued shares to shareholders other than Cole Holdings Corporation, we were a qualified subchapter S subsidiary of Cole Holdings Corporation, and therefore were disregarded as an entity separate from Cole Holdings Corporation for U.S. federal income tax purposes. We intend to make an election under Section 856(c) of the Internal Revenue Code of 1986, as amended, to be taxed as a REIT, beginning with the taxable year ending December 31, 2012. To qualify as a REIT, we must meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. Accordingly, to the extent we meet the REIT qualifications, we generally are not subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains).

If we fail to qualify as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to maintain our qualification as a REIT. We also will be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes. As such, no provision for federal income taxes has been made in our accompanying consolidated financial statements. We may be subject to certain state and local taxes related to the operations of properties in certain locations, which, if applicable, have been provided for in our accompanying condensed consolidated unaudited financial statements.

Critical Accounting Policies and Estimates
Our accounting policies have been established to conform to GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We consider our critical accounting policies to be the following:

•	Investment in and Valuation of Real Estate and Related Assets;

•	Allocation of Purchase Price of Real Estate and Related Assets;

•	Revenue Recognition; and

•	Income Taxes.
A complete description of such policies and our considerations is contained in our Annual Report on Form 10-K for the year ended December 31, 2011, and our critical accounting policies have not changed during the nine months ended September 30, 2012. The information included in this prospectus supplement should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 2011, and related notes thereto.
Commitments and Contingencies
We may be subject to certain contingencies and commitments with regard to certain transactions. Refer to Note 7 to our condensed consolidated unaudited financial statements in this prospectus supplement for further explanations.
Related-Party Transactions and Agreements
We have entered into agreements with Cole Advisors and its affiliates, whereby we agree to pay certain fees, or reimburse certain expenses of, Cole Advisors or its affiliates for advisory and performance fees, organization and offering costs, dealer-manager fees, and reimbursement of certain acquisition and operating costs. See Note 8 to our condensed consolidated unaudited financial statements in this prospectus supplement for a further explanation of the various related-party transactions, agreements and fees.
Subsequent Events
Certain events occurred subsequent to September 30, 2012 through the filing date of this prospectus supplement. Refer to Note 11 to our condensed consolidated unaudited financial statements in this prospectus supplement for further explanation.
New Accounting Pronouncements
Refer to Note 2 to our condensed consolidated unaudited financial statements included in this prospectus supplement for further explanation. There have been no accounting pronouncements issued, but not yet applied by us, that will significantly impact our financial statements.
Off Balance Sheet Arrangements
As of September 30, 2012 and December 31, 2011, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

The prospectus is hereby supplemented with the following financial information, which is excerpted from Part I — Item 1. “Financial Statements” in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.

INDEX TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS

Condensed Consolidated Unaudited Balance Sheets as of September 30, 2012 and December 31, 2011	F-2
Condensed Consolidated Unaudited Statements of Operations for the three and nine months ended September 30, 2012	F-3
Condensed Consolidated Unaudited Statements of Comprehensive Income for the three and nine months ended September 30, 2012	F-4
Condensed Consolidated Unaudited Statement of Stockholders’ Equity for the nine months ended September 30, 2012	F-5
Condensed Consolidated Unaudited Statement of Cash Flows for the nine months ended September 30, 2012	F-6
Notes to Condensed Consolidated Unaudited Financial Statements	F-7

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	September 30, 2012	December 31, 2011
ASSETS
Investment in real estate assets:
Land	$12,624,154	$12,624,154
Buildings and improvements, less accumulated depreciation of $327,170 and $17,214, respectively	15,163,735	15,427,578
Acquired intangible lease assets, less accumulated amortization of $184,307 and $9,620, respectively	3,560,679	3,693,398
Total investment in real estate assets, net	31,348,568	31,745,130
Investment in marketable securities	208,913	—
Total investment in real estate assets and marketable securities, net	31,557,481	31,745,130
Cash and cash equivalents	549,976	1,134,899
Rents and tenant receivables	243,016	40,414
Prepaid expenses and other assets	171,022	1,473
Deferred financing costs, less accumulated amortization of $143,574 and $11,734, respectively	385,419	507,168
Total assets	$32,906,914	$33,429,084
LIABILITIES AND STOCKHOLDERS’ EQUITY
Line of credit	$21,440,300	$21,440,300
Accounts payable and accrued expenses	262,325	128,727
Due to affiliates	229,493	1,085,314
Acquired below market lease intangibles, less accumulated amortization of $38,828 and $2,044, respectively	914,611	951,395
Distributions payable	48,815	36,888
Deferred rental income and other liabilities	37,058	118,931
Total liabilities	22,932,602	23,761,555
Commitments and contingencies
Redeemable common stock	753,227	—
STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 490,000,000 shares authorized, 727,612 and 680,000 shares issued and outstanding, respectively	7,276	6,800
Capital in excess of par value	10,086,869	10,114,513
Accumulated distributions in excess of earnings	(874,496)	(453,784)
Accumulated other comprehensive income	1,436	—
Total stockholders’ equity	9,221,085	9,667,529
Total liabilities and stockholders’ equity	$32,906,914	$33,429,084
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS

	Three Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2012
Revenues:
Rental and other property income	$640,062	$1,879,203
Tenant reimbursement income	19,753	108,123
Interest income on marketable securities	264	264
Total revenues	660,079	1,987,590
Expenses:
General and administrative expenses	214,592	610,520
Property operating expenses	44,422	145,776
Advisory expenses	72,026	133,370
Acquisition related expenses	—	1,318
Depreciation	103,345	309,956
Amortization	57,068	168,190
Total operating expenses	491,453	1,369,130
Operating income	168,626	618,460
Other expense:
Interest expense	203,823	612,385
Net (loss) income	$(35,197)	$6,075
Weighted average number of common shares outstanding:
Basic and diluted	709,949	691,011
Net (loss) income per common share:
Basic and diluted	$(0.05)	$0.01
Distributions declared per common share	$0.21	$0.62
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2012
Net (loss) income	$(35,197)	$6,075
Other comprehensive income:
Unrealized gain on marketable securities	1,436	1,436
Total other comprehensive income	1,436	1,436
Comprehensive (loss) income	$(33,761)	$7,511
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF STOCKHOLDERS’ EQUITY

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance, January 1, 2012	680,000	$6,800	$10,114,513	$(453,784)	$—	$9,667,529
Issuance of common stock	47,612	476	746,705	—	—	747,181
Distributions to investors	—	—	—	(426,787)	—	(426,787)
Dealer-manager fees	—	—	(15,518)	—	—	(15,518)
Other offering costs	—	—	(5,604)	—	—	(5,604)
Changes in redeemable common stock	—	—	(753,227)	—	—	(753,227)
Comprehensive income	—	—	—	6,075	1,436	7,511
Balance, September 30, 2012	727,612	$7,276	$10,086,869	$(874,496)	$1,436	$9,221,085
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF CASH FLOWS

Nine Months Ended
September 30, 2012
Cash flows from operating activities:
Net income	$6,075
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	309,956
Amortization of intangible lease assets and below market lease intangibles, net	137,903
Amortization of deferred financing costs	131,840
Amortization on marketable securities, net	228
Changes in assets and liabilities:
Rents and tenant receivables	(202,602)
Prepaid expenses and other assets	(169,549)
Accounts payable and accrued expenses	95,239
Deferred rental income and other liabilities	(81,873)
Due to affiliates	28,057
Net cash provided by operating activities	255,274
Cash flows from investing activities:
Investment in real estate and related assets	(956,592)
Investment in marketable securities	(207,705)
Net cash used in investing activities	(1,164,297)
Cash flows from financing activities:
Proceeds from line of credit	1,000,000
Repayments of line of credit	(1,000,000)
Proceeds from issuance of common stock	746,002
Distributions to investors	(413,681)
Deferred financing costs paid	(8,221)
Net cash provided by financing activities	324,100
Net decrease in cash and cash equivalents	(584,923)
Cash and cash equivalents, beginning of period	1,134,899
Cash and cash equivalents, end of period	$549,976

Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Accrued dealer manager fee and other offering costs	$96,122
Distributions declared and unpaid	$48,815
Accrued capital expenditures and deferred financing costs	$38,359
Unrealized gain on marketable securities	$1,436
Common stock issued through distribution reinvestment plan	$1,179
Supplemental Cash Flow Disclosures:
Interest paid	$477,171
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
September 30, 2012

NOTE 1 —	ORGANIZATION AND BUSINESS
Cole Real Estate Income Strategy (Daily NAV), Inc. (the “Company”) is a Maryland corporation that was formed on July 27, 2010. Substantially all of the Company’s business is conducted through Cole Real Estate Income Strategy (Daily NAV) Operating Partnership, LP (“Cole OP”), a Delaware limited partnership. The Company is the sole general partner of, and owns a 99.99% partnership interest in, Cole OP. Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (“Cole Advisors”), the advisor to the Company, is the sole limited partner and owner of an insignificant noncontrolling partnership interest of less than 0.01% of Cole OP. The Company intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the taxable year ending December 31, 2012.
On August 11, 2010, the Company sold $200,000 in shares of common stock to Cole Holdings Corporation (“CHC”), an affiliate of the Company’s sponsor. On December 6, 2011, pursuant to a registration statement filed on Form S-11 under the Securities Act of 1933, as amended (the “Registration Statement”), the Company commenced its initial public offering on a “best efforts” basis of $4,000,000,000 in shares of common stock (the “Offering”). Of this amount, the Company is offering $3,500,000,000 in shares in a primary offering and has reserved and is offering $500,000,000 in shares pursuant to a distribution reinvestment plan (the “DRIP”). Pursuant to the terms of the Offering, the Company was required to deposit all subscription proceeds in escrow pursuant to the terms of an escrow agreement with UMB Bank, N.A. until the Company received subscriptions aggregating at least $10,000,000. On December 6, 2011, CHC deposited $10,000,000 for the purchase of shares of common stock in the offering into escrow. As a result, the Company satisfied the conditions of the escrow agreement and on December 7, 2011, the Company broke escrow and commenced principal operations.
The Company’s board of directors approved the initial offering price of $15.00, which was the purchase price of the Company’s shares during the escrow period. Now that the escrow period has concluded, the per share purchase price varies from day-to-day and, on each business day, is equal to the Company’s net asset value (“NAV”) divided by the number of shares outstanding as of the close of business on such day. The Company’s NAV per share is calculated daily as of the close of business by a fund accountant using a process that reflects (1) estimated values of each of the Company’s commercial real estate assets, related liabilities and notes receivable secured by real estate provided periodically by the Company’s independent valuation expert in individual appraisal reports, (2) daily updates in the price of liquid assets for which third party market quotes are available, (3) accruals of daily distributions, and (4) estimates of daily accruals, on a net basis, of operating revenues, expenses, debt service costs and fees. The NAV per share as of September 30, 2012 was $15.82. The Company’s NAV is not audited by its independent registered public accounting firm.
The Company intends to use substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio primarily consisting of (1) necessity retail, office and industrial properties that are leased to creditworthy tenants under long-term net leases, and are strategically located throughout the United States and U.S. protectorates, (2) notes receivable secured by commercial real estate, including the origination of loans, and (3) cash, cash equivalents, other short-term investments and traded real estate-related securities. As of September 30, 2012, the Company owned nine properties located in seven states, containing 212,575 rentable square feet of commercial space, including square feet of buildings which are on land subject to ground leases. As of September 30, 2012, these properties were 100% leased.
The Company is structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of filing for additional offerings, the Company will be selling shares of common stock on a continuous basis and for an indefinite period of time to the extent permissible under applicable law. The Company will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of shares of common stock. The Company reserves the right to terminate the Offering at any time.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
September 30, 2012

NOTE 2 —	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation and Basis of Presentation
The condensed consolidated unaudited financial statements of the Company have been prepared in accordance with the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results. The information included in this prospectus supplement should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2011, and related notes thereto set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. Consolidated results of operations and cash flows for the periods ended September 30, 2011 have not been presented as the Company had no revenue, expense, or cash activity during such periods.
The condensed consolidated unaudited financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment in and Valuation of Real Estate and Related Assets
Real estate and related assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate and related assets consist of the cost of acquisition, excluding acquisition related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate and related assets and leasing costs. All repairs and maintenance are expensed as incurred.
The Company is required to make subjective assessments as to the useful lives of its depreciable assets. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate and related assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate and related assets by class are generally as follows:

Building and capital improvements	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate and related assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate and related assets to their respective fair values and recognize an impairment loss. Generally, fair value is determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the nine months ended September 30, 2012.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued) September 30, 2012
When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease the property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of the real estate and related assets.
When a real estate asset is identified by the Company as held for sale, the Company will cease depreciation and amortization of the assets related to the property and estimate the fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of September 30, 2012 or December 31, 2011.
Allocation of Purchase Price of Real Estate and Related Assets
Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements, and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and building). The Company obtains an independent appraisal for each real property acquisition. The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.
The fair values of above market and below market lease values are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including any bargain renewal periods, with respect to a below market lease. The above market and below market lease values are capitalized as intangible lease assets or liabilities, respectively. Above market lease values are amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, remaining lease term, the tenant mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market lease values relating to that lease would be recorded as an adjustment to rental income.
The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs, and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.
The Company estimates the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable are initially recorded at their estimated fair value as of the assumption date, and the difference between such estimated fair value and the mortgage note’s outstanding principal balance is amortized to interest expense over the term of the respective mortgage note payable.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
September 30, 2012
The determination of the fair values of the real estate and related assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could impact the Company’s results of operations.
Investment in Marketable Securities
Investment in marketable securities consists primarily of the Company’s investment in corporate and government debt securities. The Company determines the appropriate classification for debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. As of September 30, 2012, the Company classified its investments as available-for-sale as the Company is not actively trading the securities; however, the Company may sell them prior to their maturity. These investments are carried at their estimated fair value with unrealized gains and losses reported in accumulated other comprehensive income.
The Company monitors its available-for-sale securities for impairments. A loss is recognized when the Company determines that a decline in the estimated fair value of a security below its amortized cost is other-than-temporary. The Company considers many factors in determining whether the impairment of a security is deemed to be other-than-temporary, including, but not limited to, the length of time the security has had a decline in estimated fair value below its amortized cost, the amount of the unrealized loss, the intent and ability of the Company to hold the security for a period of time sufficient for a recovery in value, recent events specific to the issuer or industry, external credit ratings and recent changes in such ratings. The analysis of determining whether the impairment of a security is deemed to be other-than-temporary requires significant judgments and assumptions. The use of alternative judgments and assumptions could result in a different conclusion.
The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity computed under the effective interest method and is recorded in the accompanying condensed consolidated unaudited statements of operations in interest income on marketable securities along with interest and dividend income. Upon the sale of a security, the realized net gain or loss is computed on the specific identification method.
Concentration of Credit Risk
As of September 30, 2012, the Company had cash on deposit at three financial institutions, none of which had deposits in excess of federally insured levels. The Company limits significant cash deposits to accounts held by financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.
As of September 30, 2012, Tractor Supply Company, CVS Caremark Corporation and Walgreen Co. each accounted for 22% of the Company’s 2012 gross annualized rental revenues. Additionally, the Company has certain geographic concentrations in its property holdings. In particular, as of September 30, 2012, three of the Company’s properties were located in Texas, one property was located in North Carolina and one property was located in Georgia, accounting for 46%, 14% and 12%, respectively, of the Company’s 2012 gross annualized rental revenues.
Offering and Related Costs
Cole Advisors funds all of the organization and offering costs associated with the sale of the Company’s common stock (excluding the dealer-manager fee) and is reimbursed for such costs up to 0.75% of gross proceeds from the Offering. As of September 30, 2012, Cole Advisors has paid $6.9 million in connection with the Offering, of which $6.8 million was not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from the Offering. This amount will become payable to Cole Advisors as the Company raises additional proceeds in the Offering. The offering costs, which include items such as legal and accounting fees, marketing, and promotional printing costs, are recorded as a reduction of capital in excess of par value along with the dealer-manager fee in the period in which they become payable.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
September 30, 2012

Due to Affiliates
Cole Advisors and certain of its affiliates received, and will continue to receive fees, reimbursements and compensation in connection with services provided relating to the Offering and the acquisition, management, and performance of the Company’s assets. As of September 30, 2012 and December 31, 2011, $229,000 and $1.1 million, respectively, was due to Cole Advisors and its affiliates for such services, as discussed in Note 8 to these condensed consolidated unaudited financial statements.
Redeemable Common Stock
The Company has adopted a share redemption program that permits its stockholders to redeem their shares, subject to certain limitations. The Company records amounts that are redeemable under the share redemption program as redeemable common stock outside of permanent equity in its condensed consolidated unaudited balance sheets. Redeemable common stock is recorded at the greater of the carrying amount or redemption value each reporting period. Changes in the value from period to period are recorded as an adjustment to capital in excess of par.
As of September 30, 2012, CHC, owner of 93.5% of the Company’s common stock, is not permitted to redeem any of its shares until the Company has raised $100,000,000 in the Offering. As of September 30, 2012, approximately 47,612 shares were eligible for redemption and were recorded as redeemable common stock on the condensed consolidated unaudited balance sheet, at the NAV per share, for a total of $753,000.
New Accounting Pronouncements
In June 2011, the U.S. Financial Accounting Standards Board issued Accounting Standards Update 2011-05, Presentation of Comprehensive Income, which requires the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The Company elected to present two separate but consecutive statements herein.

NOTE 3 —	FAIR VALUE MEASUREMENTS
GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3 – Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.
The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:
Cash and cash equivalents – The Company considers the carrying values of these financial assets to approximate fair value because of the short period of time between their origination and their expected realization.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
September 30, 2012
Line of credit – The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. The estimated fair value of the Company’s debt was $21.4 million as of September 30, 2012 and December 31, 2011, which approximated the carrying value on such dates. The fair value of the Company’s debt is estimated using Level 2 inputs.
Marketable securities – The Company’s marketable securities are carried at fair value and are valued using Level 1 inputs. The estimated fair value of the Company’s marketable securities are based on quoted market prices that are readily and regularly available in an active market.
Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial assets and liabilities. As of September 30, 2012, there have been no transfers of financial assets or liabilities between levels.

NOTE 4 —	REAL ESTATE ASSETS
The Company made no real estate acquisitions during the nine months ended September 30, 2012. In connection with the Company’s 2011 acquisitions, the Company recorded a payable to Cole Advisors as of December 31, 2011 for $905,000 for property escrow deposits paid on the Company’s behalf. During the nine months ended September 30, 2012, the Company reimbursed Cole Advisors in full for such amounts. In addition, during the three and nine months ended September 30, 2012, the Company incurred $47,000 and $88,000, respectively, in leasing commissions and capital expenditures resulting primarily from the lease-up of vacant space at the Company’s multi-tenant property.

NOTE 5 —	MARKETABLE SECURITIES
As of September 30, 2012, the Company owned marketable securities with an estimated fair value of $209,000. As of December 31, 2011, the Company did not own any marketable securities. The following is a summary of the Company’s available for sale securities as of September 30, 2012:

	Available-for-sale securities
	Amortized Cost Basis	Unrealized Gain	Fair Value
U.S. Treasury Bonds	$51,405	$341	$51,746
U.S. Agency Bonds	40,459	215	40,674
Corporate Bonds	115,613	880	116,493
Total available-for-sale securities	$207,477	$1,436	$208,913
The following table provides the activity for the marketable securities during the nine months ended September 30, 2012:

	Amortized Cost Basis	Unrealized Gain	Fair Value
Marketable securities as of December 31, 2011	$—	$—	$—
Face value of marketable securities acquired	200,000	—	200,000
Premiums and discounts on purchase of marketable securities, net of acquisition costs	7,705	—	7,705
Amortization on marketable securities	(228)	—	(228)
Increase in fair value of marketable securities	—	1,436	1,436
Marketable securities as of September 30, 2012	$207,477	$1,436	$208,913

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
September 30, 2012

During the three and nine months ended September 30, 2012, the Company recorded an unrealized gain of $1,436 related to these investments, which is included in accumulated other comprehensive income on the accompanying statement of stockholders’ equity for the nine months ended September 30, 2012, and the consolidated balance sheet as of September 30, 2012. The scheduled maturities of the Company’s marketable securities as of September 30, 2012 is as follows:

	Available-for-sale
	Amortized Cost	Estimated Fair Value
Due within one year	$5,016	$5,016
Due after one year through five years	164,501	165,627
Due after five years through ten years	37,960	38,270
Due after ten years	—	—
Total	$207,477	$208,913
Actual maturities of marketable securities can differ from contractual maturities because borrowers on debt securities may have the right to prepay their respective loan balances at any time. In addition, factors such as prepayments and interest rates may affect the yields on the such securities.

NOTE 6 —	LINE OF CREDIT
As of September 30, 2012, the Company had $21.4 million of debt outstanding under its secured revolving credit facility, as amended (the “Credit Facility”). The Credit Facility provides up to $50.0 million of borrowings pursuant to a credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A. and other lending institutions that may become parties to the Credit Agreement.
The Credit Facility allows Cole OP to borrow up to $50.0 million in revolving loans, with the maximum amount outstanding not to exceed the borrowing base (the “Borrowing Base”), calculated as (1) 70% of the aggregate value allocated to each qualified property comprising eligible collateral (collectively, the “Qualified Properties”) during the period from December 8, 2011 through the earlier of September 7, 2012 or the date selected by the Company by written notice (the “Tier One Period”); (2) 65% of the value allocated to the Qualified Properties during the period from September 8, 2012 to the earlier of March 7, 2013 or the date selected by the Company by written notice (the “Tier Two Period”); and (3) 60% of the value allocated to the Qualified Properties during the period from March 8, 2013 through December 8, 2014 (the “Tier Three Period”). On September 6, 2012, the Company modified the terms of the Credit Facility to (1) extend the Tier One period through the earlier of January 8, 2013 or the date selected by the Company by written notice, (2) extend the Tier Two Period through December 8, 2014 and (3) eliminate the Tier Three Period.
As of September 30, 2012, the Borrowing Base under the Credit Facility was approximately $21.4 million based on the value allocated to the Qualified Properties. Up to 15.0% of the total amount available may be used for issuing letters of credit and up to 10.0% of the Credit Facility, not to exceed $15.0 million may be used for short term (ten day) advances. Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, the amount of the Credit Facility may be increased up to a maximum of $250.0 million. The Credit Facility matures on December 8, 2014. As of September 30, 2012, amounts outstanding on the Credit Facility accrued interest at an annual rate of 2.95%.
The Credit Agreement contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt service coverage and leverage ratio requirements and dividend payout and REIT status requirements. Based on the Company’s analysis and review of its results of operations and financial condition, as of September 30, 2012, the Company believes it was in compliance with the covenants of the Credit Facility.

NOTE 7 —	COMMITMENTS AND CONTINGENCIES
Litigation
In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any pending legal proceedings of which the outcome is reasonably possible to have a material effect on its results of operations, financial condition or liquidity.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
September 30, 2012
Environmental Matters
In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. The Company carries environmental liability insurance on its properties that provides coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. The Company is not aware of any environmental matters which it believes are reasonably possible to have a material effect on its results of operations, financial condition or liquidity.

NOTE 8 —	RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS
The Company has incurred, and will continue to incur, fees and expenses payable to Cole Advisors and certain of its affiliates in connection with the Offering, and the acquisition, management and performance of the Company’s assets.
Offering
In connection with the Offering, Cole Capital Corporation (“Cole Capital”), the Company’s dealer-manager, receives, and will continue to receive an asset-based dealer-manager fee that is payable in arrears on a monthly basis and accrues daily in an amount equal to 1/365th of 0.55% of the Company’s NAV for such day. Cole Capital, in its sole discretion, may reallow a portion of its dealer-manager fee equal to an amount up to 1/365th of 0.20% of the Company’s NAV to participating broker dealers. Cole Capital waived its right to receive its dealer-manager fee for the six months ended June 30, 2012; accordingly, no amounts were recorded during such period.
All organization and offering expenses associated with the sale of the Company’s common stock (excluding the dealer-manager fee) are paid for by Cole Advisors or its affiliates and can be reimbursed by the Company up to 0.75% of the aggregate gross offering proceeds. As of September 30, 2012, Cole Advisors or its affiliates had paid organization and offering costs of $6.9 million related to legal and accounting services, marketing, promotional and printing costs incurred both before and after the Company’s Offering was declared effective by the SEC. Of this amount, $6.8 million was not included in the financial statements of the Company; such costs were not a liability of the Company as they exceeded 0.75% of gross proceeds from the Offering. This amount will become payable to Cole Advisors as the Company continues to raise proceeds in the Offering.
The Company incurred the following fees and expense reimbursements for services provided by Cole Advisors or its affiliates related to the services described above during the three and nine months ended September 30, 2012:

	Three Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2012
Offering:
Dealer-manager fees	$15,518	$15,518
Dealer-manager fees reallowed by Cole Capital	$—	$—
Organization and offering expense reimbursement	$4,984	$5,604
No fees or expense reimbursements were incurred by the Company during the three and nine months ended September 30, 2011 for the services described above.
Acquisitions, Operations and Performance
The Company pays Cole Advisors an asset-based advisory fee that is payable in arrears on a monthly basis and accrues daily in an amount equal to 1/365th of 0.90% of the Company’s NAV for each day. Cole Advisors waived its right to receive advisory fees for the six months ended June 30, 2012; accordingly, no amounts were recorded during such period.
The Company will reimburse Cole Advisors for the operating expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of (1) 2% of average invested assets, or (2) 25% of net income other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse for personnel costs in connection with services for which Cole Advisors receives a separate fee. Cole Advisors has waived its right to receive operating expense reimbursements for the nine months ended September 30, 2012; accordingly, the Company did not reimburse its advisor for any such expenses during the three and nine months ended September 30, 2012.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
September 30, 2012
In addition, the Company will reimburse Cole Advisors for all out-of-pocket expenses incurred in connection with the acquisition of the Company’s investments. While most of the acquisition expenses are expected to be paid to third parties, a portion of the out-of-pocket acquisition expenses may be reimbursed to Cole Advisors or its affiliates. Acquisition expenses, together with any acquisition fees paid to third parties for a particular real estate-related asset, will in no event exceed 6% of the gross purchase price. During the three and nine months ended September 30, 2012, the Company did not reimburse Cole Advisors for any acquisition expenses.
As incentive compensation for services provided pursuant to the advisory agreement, the Company will pay Cole Advisors a performance fee calculated on the basis of the Company’s total return to stockholders, payable annually in arrears, such that for any year in which the Company’s total return on stockholders’ capital exceeds 6% per annum, Cole Advisors will be entitled to 25% of the excess total return, but such fee shall not exceed 10% of the aggregate total return for such year. Therefore, payment of the performance-based component of the advisory fee (1) is contingent upon the Company’s actual annual total return exceeding the 6% priority return, (2) will vary in amount based on the Company’s actual performance and total weighted average invested stockholder capital during each year and (3) cannot cause the Company’s total return as a percentage of stockholders’ invested capital for the year to be reduced below 6%.
The Company incurred the following fees for services provided by Cole Advisors or its affiliates during the three and nine months ended September 30, 2012:

	Three Months Ended	Nine Months Ended
	September 30, 2012	September 30, 2012
Acquisitions, Operations and Performance:
Acquisition expense reimbursement	$—	$—
Advisory fee	$25,412	$25,412
Operating expense reimbursement	$—	$—
Performance fee	$46,614	$107,958
No fees or expense reimbursements were incurred by the Company during the three and nine months ended September 30, 2011 for the services described above.
Due to Affiliates
As of September 30, 2012, $229,000 was due to Cole Advisors and its affiliates primarily related to performance fees, advisory and dealer-manager fees, and organization and offering expenses and is included in due to affiliates on the condensed consolidated unaudited balance sheet. As of December 31, 2011, $1.1 million was due to Cole Advisors and its affiliates, related to escrow deposits and acquisition expenses that were paid on the Company’s behalf in connection with the acquisition of the Company’s properties, organization and offering expenses, advisory and dealer-manager fees and were included in due to affiliates on the condensed consolidated unaudited balance sheet.

NOTE 9 —	ECONOMIC DEPENDENCY
Under various agreements, the Company has engaged or will engage Cole Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Cole Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
September 30, 2012

NOTE 10 —	OPERATING LEASES
The Company’s real estate properties are leased to tenants under operating leases for which the terms and expirations vary. As of September 30, 2012, the leases have a weighted-average remaining term of 16.2 years. The leases may have provisions to extend the lease agreements, options for early termination after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. As of September 30, 2012, the future minimum rental income from the Company’s investment in real estate assets under non-cancelable operating leases, assuming no exercise of renewal options, for the period from October 1, 2012 through December 31, 2012 and for the succeeding five fiscal years is as follows:

Future Minimum Rental Income
October 1, 2012 through December 31, 2012	$647,792
2013	2,547,061
2014	2,547,061
2015	2,547,061
2016	2,547,061
2017	2,532,860
Thereafter	27,979,815
Total	$41,348,711

NOTE 11 —	SUBSEQUENT EVENTS
Status of the Offering
As of November 9, 2012, the Company had received $11.9 million in gross offering proceeds through the issuance of approximately 788,727 shares of its common stock in the Offering (including shares issued pursuant to the Company’s DRIP).
Line of Credit
Subsequent to September 30, 2012, the Company repaid $1.0 million of the amounts outstanding under the Credit Facility. As of November 9, 2012, the Company had $20.4 million outstanding under the Credit Facility and $1.0 million available for borrowing.

INAV-SUP-04A